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霍金路偉律師行
August 27, 2025

VIA EDGAR

Ms. Kate Beukenkamp

Ms. Taylor Beech

Ms. Ta Tanisha Meadows

Ms. Theresa Brillant

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CCH Holdings Ltd (CIK No. 0002074123)

Registration Statement on Form F-1

Dear Ms. Beukenkamp, Ms. Beech, Ms. Meadows and Ms. Brillant,

On behalf of our client, CCH Holdings Ltd, a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and its amendment thereto that were previously submitted for the non-public review of the staff of the Commission (the “Staff”). The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size, and to launch the road show no earlier than 15 days after the date hereof. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Should you have any questions regarding the Registration Statement, please contact me by telephone at (852) 2840 5026 (office) or via email at stephanie.tang@hoganlovells.com. Questions relating to accounting and auditing matters of the Company may also be directed to Wong Kok Siang, partner at ST & Partners PLT, by telephone at (60) 012 276 8178 or via email at kswong@stpartners.com.my. ST & Partners PLT is the independent registered public accounting firm of the Company.

Sincerely yours,

/s/ Stephanie Tang

Stephanie Tang

Partners

M Lin

O Chan

D Y C So

C J Dobby

N W O Tang

E I Low*

J P Kwan

S K S Li

L H S Leung

A J McGinty

J E M Leitch

B A Phillips

T Liu

J Cheng

M Wong

M Sit

Z Dong

Counsel

A D E Cobden

J S F Yim

J Leung

D Lau

S Suen

P J Kaur

Foreign Legal Consultants

S Tang

(New York, USA)

B Kostrzewa

(District of Columbia, USA)

S Jiang

(New York, USA)

*Notary Public

Enclosures

CC:	Goh Kok Foong, Chief Executive Officer, CCH Holdings Ltd

Wong Kok Siang, Partner, ST & Partners PLT

Joseph M. Lucosky, Managing Partner, Lucosky Brookman LLP

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